Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$93,761	$96,626
Accounts receivable	348,695	372,336
Income tax recoverable	1,211	–
Inventory	32,249	34,081
Assets held for sale (Note 6)	19,453	19,658
Total current assets	495,369	522,701
Non-current assets:
Income tax recoverable	1,165	2,449
Deferred tax assets	3,817	36,880
Right of use assets (Note 2(c))	69,999	–
Property, plant and equipment	2,843,384	3,038,612
Intangibles	32,000	35,401
Total non-current assets	2,950,365	3,113,342
Total assets	$3,445,734	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$246,796	$274,489
Income taxes payable	8,033	7,673
Lease obligation (Note 2(c))	13,258	–
Total current liabilities	268,087	282,162
Non-current liabilities:
Share-based compensation (Note 10)	6,705	6,520
Provisions and other	10,346	10,577
Lease obligation (Note 2(c))	58,005	–
Long-term debt (Note 8)	1,513,827	1,706,253
Deferred tax liabilities	33,317	72,779
Total non-current liabilities	1,622,200	1,796,129
Shareholders’ equity:
Shareholders’ capital (Note 11)	2,314,097	2,322,280
Contributed surplus	62,582	52,332
Deficit	(968,395)	(978,874)
Accumulated other comprehensive income (Note 13)	147,163	162,014
Total shareholders’ equity	1,555,447	1,557,752
Total liabilities and shareholders’ equity	$3,445,734	$3,636,043

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue (Note 3)	$375,552	$382,457	$1,169,019	$1,114,179
Expenses:
Operating	256,593	271,596	797,250	782,042
General and administrative	21,064	29,873	78,432	90,334
Restructuring (Note 7)	–	–	6,438	1,164
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	97,895	80,988	286,899	240,639
Depreciation and amortization	82,604	91,348	252,684	270,098
Gain on asset disposals (Note 5)	(3,944)	(658)	(46,853)	(3,479)
Impairment reversal (Note 5)	–	–	(5,810)	–
Foreign exchange	1,470	(952)	(4,416)	819
Finance charges (Note 9)	28,490	31,176	90,178	94,958
Loss (gain) on repurchase of unsecured senior notes	(2,239)	–	(3,637)	1,176
Earnings (loss) before income taxes	(8,486)	(39,926)	4,753	(122,933)
Income taxes:
Current	1,540	1,231	4,553	6,396
Deferred	(6,492)	(10,509)	(7,479)	(33,387)
	(4,952)	(9,278)	(2,926)	(26,991)
Net earnings (loss)	$(3,534)	$(30,648)	$7,679	$(95,942)
Net earnings (loss) per share: (Note 12)
Basic	$(0.01)	$(0.10)	$0.03	$(0.33)
Diluted	$(0.01)	$(0.10)	$0.03	$(0.33)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Net earnings (loss)	$(3,534)	$(30,648)	$7,679	$(95,942)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	26,432	(46,370)	(64,932)	46,956
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(18,792)	38,060	50,081	(40,510)
Comprehensive income (loss)	$4,106	$(38,958)	$(7,172)	$(89,496)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$(3,534)	$(30,648)	$7,679	$(95,942)
Adjustments for:
Long-term compensation plans	2,461	5,074	13,385	19,000
Depreciation and amortization	82,604	91,348	252,684	270,098
Gain on asset disposals	(3,944)	(658)	(46,853)	(3,479)
Impairment reversal	–	–	(5,810)	–
Foreign exchange	1,796	(1,648)	(4,322)	(215)
Finance charges	28,490	31,176	90,178	94,958
Income taxes	(4,952)	(9,278)	(2,926)	(26,991)
Other	(39)	(109)	(198)	(1,242)
Loss (gain) on repurchase of unsecured senior notes	(2,239)	–	(3,637)	1,176
Income taxes paid	(857)	(363)	(4,744)	(3,969)
Income taxes recovered	71	3,921	1,142	31,508
Interest paid	(20,240)	(24,732)	(80,736)	(67,253)
Interest received	313	285	1,031	970
Funds provided by operations	79,930	64,368	216,873	218,619
Changes in non-cash working capital balances	(13,374)	(32,407)	(3,695)	(18,774)
	66,556	31,961	213,178	199,845
Investments:
Purchase of property, plant and equipment	(23,914)	(28,367)	(138,345)	(84,982)
Purchase of intangibles	(12)	(660)	(476)	(10,880)
Proceeds on sale of property, plant and equipment	3,385	3,757	85,837	12,437
Changes in non-cash working capital balances	(4,456)	10,114	(5,183)	2,082
	(24,997)	(15,156)	(58,167)	(81,343)
Financing:
Repurchase of unsecured senior notes	(18,742)	–	(142,575)	(76,657)
Share repurchase	(8,183)	–	(8,183)	–
Lease payments	(1,767)	–	(5,124)	–
Issuance of common shares on the exercise of options	–	275	–	275
	(28,692)	275	(155,882)	(76,382)
Effect of exchange rate changes on cash	314	(1,987)	(1,994)	2,561
Increase (decrease) in cash	13,181	15,093	(2,865)	44,681
Cash, beginning of period	80,580	94,669	96,626	65,081
Cash, end of period	$93,761	$109,762	$93,761	$109,762

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 13)	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment (Note 2(c))	–	–	–	2,800	2,800
Net earnings for the period	–	–	–	7,679	7,679
Other comprehensive loss for the period	–	–	(14,851)	–	(14,851)
Share repurchase (Note 11)	(8,183)	–	–	–	(8,183)
Share-based compensation expense (Note 10)	–	10,250	–	–	10,250
Balance at September 30, 2019	$2,314,097	$62,582	$147,163	$(968,395)	$1,555,447

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	–	–	–	(95,942)	(95,942)
Other comprehensive income for the period	–	–	6,446	–	6,446
Shares issued on redemption non-management directors' DSUs	2,609	(809)	–	–	1,800
Share options exercised	378	(103)	–	–	275
Share-based compensation expense (Note 10)	–	6,999	–	–	6,999
Balance at September 30, 2018	$2,322,280	$50,124	$138,056	$(780,546)	$1,729,914

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in the United States, Canada and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2018.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2018 except for the adoption of new accounting standards on January 1, 2019 as described in Note 2(c).

These condensed interim consolidated financial statements were approved by the Board of Directors on October 23, 2019.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2018 except for those impacted by the adoption of new accounting standards.

(c) Changes to Accounting Policies

The following standards became effective on January 1, 2019, and were adopted using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings.

(i) IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees and requires a lessee to recognize a right of use asset representing its right to direct the use of the underlying asset as well as a lease obligation representing the Corporation’s obligation to make future lease payments. Lessor accounting remained similar to the current standard in which lessors classify leases as either finance or operating leases.

On January 1, 2019, Precision adopted IFRS 16 using the modified retrospective approach. Under this approach, comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. The adopted accounting policies and impact of applying IFRS 16 are disclosed below.

Significant accounting policy

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

•	the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
•	the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
•	the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

Upon transition to IFRS 16, Precision elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The new standard was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and related interpretations were not reassessed. Therefore, this definition has been applied only to contracts entered into, or changed, on or after January 1, 2019. At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

Precision recognizes a right of use asset and corresponding lease obligation at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The estimated useful lives of right of use assets are consistent with those of property, plant and equipment. In addition, the right of use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations require the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

•	future lease payments arising from a change in an index or rate
•	the estimated amount expected to be payable under a residual value guarantee, or
•	the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

In the comparative period, Precision classified its leases that transferred substantially all the risks and rewards of ownership as finance leases. These leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments, excluding any contingent payments. Subsequently, these assets were accounted for in accordance with the applicable accounting policy respective to that asset.

Assets held under other leases were classified as operating leases and were not recognized on the consolidated statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

The accounting policies applicable to Precision as a lessor in the comparative period were not different from IFRS 16. However, when Precision was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

Transition

Precision adopted IFRS 16 on January 1, 2019 using the modified retrospective method of adoption. When applying the modified retrospective approach to leases previously classified as operating leases under IAS 17 and related interpretations, the lessee can elect, on a lease-by-lease basis, whether to apply a number of practical expedients on transition. On initial adoption of the new standard, Precision elected to use the following practical expedients, where applicable, to:

•	grandfather the assessment of which contracts contained leases under IFRS 16 to only those previously identified as leases under IAS 17 and related interpretations;
•	not apply the requirements of the standard to short-term and low-value leases;
•	treat existing operating leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases; and
•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

In addition, at the date of initial application, for those leases previously classified as an operating lease under IAS 17, Management elected to recognize and measure the respective right of use assets at the amount equal to the lease obligation, adjusted for any prepaid or accrued lease payment immediately before the date of initial application. The opening balance sheet adjustment in relation to these leases was:

January 1, 2019
Right of use asset	$73,464
Accounts receivable	(2,800)
Lease obligation	(73,464)
Deficit	2,800

When measuring certain lease obligations at the date of transition, minimum lease payments were discounted using Precision’s incremental borrowing rate. The weighted average of the incremental borrowing rates applied was 6.1%. At the date of transition, Precision derecognized $3 million of its deferred base rent balance which was established to straight-line amortize escalating corporate office rent expenses over the term of the lease.

(ii) IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes. The interpretation requires the entity to use the most likely amount or the expected value of the tax treatment if it concludes that it is not probable that a particular tax treatment will be accepted. It requires an entity to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. Using the modified retrospective method of adoption, Precision initially applied IFRIC 23 on January 1, 2019 and it did not have a material impact on the consolidated financial statements.

NOTE 3. Revenue

(a) Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$209,506	$4,531	$–	$(88)	$213,949
Canada	81,000	26,349	–	(1,683)	105,666
International	55,937	–	–	–	55,937
	$346,443	$30,880	$–	$(1,771)	$375,552

Day rate/hourly services	$331,193	$30,880	$–	$(455)	$361,618
Shortfall payments/idle but contracted	–	–	–	–	–
Turnkey drilling services	–	–	–	–	–
Directional services	12,523	–	–	–	12,523
Other	2,727	–	–	(1,316)	1,411
	$346,443	$30,880	$–	$(1,771)	$375,552

Three Months Ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$200,438	$2,862	$–	$(73)	$203,227
Canada	98,968	33,435	–	(1,261)	131,142
International	48,088	–	–	–	48,088
	$347,494	$36,297	$–	$(1,334)	$382,457

Day rate/hourly services	$336,790	$36,297	$–	$(400)	$372,687
Shortfall payments/idle but contracted	426	–	–	–	426
Turnkey drilling services	560	–	–	–	560
Directional services	6,777	–	–	–	6,777
Other	2,941	–	–	(934)	2,007
	$347,494	$36,297	$–	$(1,334)	$382,457

Nine Months Ended September 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$664,130	$12,897	$–	$(217)	$676,810
Canada	242,116	99,947	–	(3,790)	338,273
International	153,936	–	–	–	153,936
	$1,060,182	$112,844	$–	$(4,007)	$1,169,019

Day rate/hourly services	$1,013,058	$112,844	$–	$(798)	$1,125,104
Shortfall payments/idle but contracted	6,366	–	–	–	6,366
Turnkey drilling services	305	–	–	–	305
Directional services	32,827	–	–	–	32,827
Other	7,626	–	–	(3,209)	4,417
	$1,060,182	$112,844	$–	$(4,007)	$1,169,019

Nine Months Ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$546,519	$9,294	$–	$(256)	$555,557
Canada	317,639	104,751	–	(4,259)	418,131
International	140,491	–	–	–	140,491
	$1,004,649	$114,045	$–	$(4,515)	$1,114,179

Day rate/hourly services	$939,087	$114,045	$–	$(832)	$1,052,300
Shortfall payments/idle but contracted	10,765	–	–	–	10,765
Turnkey drilling services	23,237	–	–	–	23,237
Directional services	22,767	–	–	–	22,767
Other	8,793	–	–	(3,683)	5,110
	$1,004,649	$114,045	$–	$(4,515)	$1,114,179

(b) Seasonality

Precision’s operations in Canada represent approximately 29% (2018 - 39%) of consolidated revenue for the nine months ended September 30, 2019 and 34% (2018 - 40%) of consolidated total assets as at September 30, 2019. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting weight of heavy equipment until roads have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in the United States, Canada and certain international locations.

Three Months Ended September 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$346,443	$30,880	$–	$(1,771)	$375,552
Operating earnings (loss)	34,591	279	(15,635)	–	19,235
Depreciation and amortization	74,532	4,282	3,790	–	82,604
Loss (gain) on asset disposals	(3,956)	36	(24)	–	(3,944)
Total assets	3,134,866	151,895	158,973	–	3,445,734
Capital expenditures	22,443	1,341	142	–	23,926

Three Months Ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$347,494	$36,297	$–	$(1,334)	$382,457
Operating earnings (loss)	14,854	(2,013)	(22,543)	–	(9,702)
Depreciation and amortization	82,414	5,636	3,298	–	91,348
Loss (gain) on asset disposals	(1,672)	1,005	9	–	(658)
Total assets	3,269,860	180,699	335,315	–	3,785,874
Goodwill	205,907	–	–	–	205,907
Capital expenditures	27,243	809	975	–	29,027

Nine Months Ended September 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,060,182	$112,844	$–	$(4,007)	$1,169,019
Operating earnings (loss)	138,269	7,890	(59,281)	–	86,878
Depreciation and amortization	227,686	13,572	11,426	–	252,684
Gain on asset disposals	(43,228)	(3,566)	(59)	–	(46,853)
Impairment reversal	(5,810)	–	–	–	(5,810)
Total assets	3,134,866	151,895	158,973	–	3,445,734
Capital expenditures	134,679	3,575	567	–	138,821

Nine Months Ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,004,649	$114,045	$–	$(4,515)	$1,114,179
Operating earnings (loss)	51,382	(10,658)	(66,704)	–	(25,980)
Depreciation and amortization	243,252	17,385	9,461	–	270,098
Loss (gain) on asset disposals	(4,631)	1,143	9	–	(3,479)
Total assets	3,269,860	180,699	335,315	–	3,785,874
Goodwill	205,907	–	–	–	205,907
Capital expenditures	81,227	3,185	11,450	–	95,862

A reconciliation of total segment operating earnings (loss) to earnings (loss) before taxes is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Total segment operating earnings (loss)	$19,235	$(9,702)	$86,878	$(25,980)
Deduct (add):
Foreign exchange	1,470	(952)	(4,416)	819
Finance charges	28,490	31,176	90,178	94,958
Loss (gain) on repurchase of unsecured senior notes	(2,239)	–	(3,637)	1,176
Earnings (loss) before taxes	$(8,486)	$(39,926)	$4,753	$(122,933)

NOTE 5. ASSET DISPOSALS

For the nine months ended September 30, 2019, asset disposals were mainly comprised of the transactions below. In addition, through the completion of normal course business operations, we sold used assets incurring gains or losses on disposal.

(a) Mexico

In the second quarter of 2019, Precision concluded the sale of its Mexico-based drilling rigs and ancillary equipment, contained within its Contract Drilling Services segment, for total proceeds of US$48 million. Precision recognized a gain on asset disposal of US$24 million and reversed US$4 million of previous impairment charges.

(b) Snubbing

In the second quarter of 2019, Precision disposed of certain snubbing units and related equipment, contained within the Completion and Production Services segment, for proceeds of $8 million resulting in a gain on asset disposal of $3 million.

NOTE 6. ASSETS HELD FOR SALE

At September 30, 2019, Precision continued to recognize the legacy rig disposal group as held for sale. The disposal group is comprised of drilling rigs that no longer meet the Corporation’s High-Performance technology standards. Contained within its Contract Drilling Services segment, the legacy rig disposal group has been measured at its carrying value of $19 million, which is less than its estimated fair value.

NOTE 7. RESTRUCTURING

Precision incurred restructuring charges for the three and nine months ended September 30, 2019 of $nil (2018 - nil) and $6 million (2018 - $1 million), respectively. The charges primarily related to severance as the Corporation continued to align its cost structure to reflect reduced Canadian activity levels.

NOTE 8. LONG-TERM DEBT

		September 30,		December 31,	September 30,	December 31,
		2019		2018	2019	2018
Senior Credit Facility	US	$–	US	$–	$–	$–
Unsecured senior notes:
6.5% senior notes due 2021		115,625		165,625	153,121	226,113
7.75% senior notes due 2023		350,000		350,000	463,502	477,823
5.25% senior notes due 2024		318,235		351,104	421,435	479,331
7.125% senior notes due 2026		373,785		400,000	495,000	546,084
	US	$1,157,645	US	$1,266,729	1,533,058	1,729,351
Less net unamortized debt issue costs					(19,231)	(23,098)
					$1,513,827	$1,706,253

	Senior Credit Facility	Unsecured senior notes	Debt issue cost	Total
Balance December 31, 2018	$–	$1,729,351	$(23,098)	$1,706,253
Changes from financing cash flows:
Repurchase of unsecured senior notes	–	(142,575)	–	(142,575)
	–	1,586,776	(23,098)	1,563,678
Gain on repurchase of unsecured senior notes	–	(3,637)	–	(3,637)
Amortization of debt issue costs	–	–	3,867	3,867
Foreign exchange adjustment	–	(50,081)	–	(50,081)
Balance September 30, 2019	$–	$1,533,058	$(19,231)	$1,513,827

During the first nine months of 2019, Precision repurchased and cancelled US$26 million of the 7.125% unsecured senior notes due 2026 and US$33 million of the 5.25% notes due 2024 and redeemed US$50 million principal amount of its 6.50% senior notes due 2021.

At September 30, 2019, Precision was in compliance with the covenants of the senior credit facility and unsecured senior notes.

Long-term debt obligations at September 30, 2019 will mature as follows:

2021	$153,121
2023	463,502
Thereafter	916,435
$1,533,058

NOTE 9. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Interest:
Long-term debt	$26,909	$30,233	$84,205	$91,503
Lease obligations	854	—	2,552	—
Other	84	26	192	65
Income	(548)	(236)	(1,231)	(983)
Amortization of debt issue costs and loan commitment fees	1,191	1,153	4,460	4,373
Finance charges	$28,490	$31,176	$90,178	$94,958

NOTE 10. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2018	$5,409	$4,521	$2,481	$12,411
Expensed during the period	3,548	981	135	4,664
Payments and redemptions	(3,817)	(3,231)	—	(7,048)
September 30, 2019	$5,140	$2,271	$2,616	$10,027

Current	$2,565	$757	$—	$3,322
Long-term	2,575	1,514	2,616	6,705
	$5,140	$2,271	$2,616	$10,027

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2018	4,055,914	4,542,990
Granted	4,146,300	2,012,000
Redeemed	(1,489,819)	(1,317,531)
Forfeited	(384,927)	(1,899,709)
September 30, 2019	6,327,468	3,337,750

(b) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2018	1,053,635
Granted	525,322
September 30, 2019	1,578,957

Equity Settled Plans

(c) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2018 and September 30, 2019	93,173

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2018	4,733,156	$4.35	—	$14.31	$7.78	3,786,473
Forfeited	(710,605)	7.15	—	10.67	10.52
September 30, 2019	4,022,551	$4.35	—	$14.31	$7.29	3,570,036

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2018	6,065,850	$3.21	—	$10.74	$5.17	3,224,078
Granted	599,300	2.56	—	2.56	2.56
Forfeited	(299,800)	7.79	—	10.74	10.70
September 30, 2019	6,365,350	$2.56	—	$9.18	$4.67	4,351,124

The per option weighted average fair value of the share options granted during 2019 was $1.17 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 2.5%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 57%. Included in net earnings (loss) for the three and nine months ended September 30, 2019 is an expense of $0.5 million (2018 - $1.0 million) and $1.8 million (2018 - $2.7 million), respectively.

(e) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share-based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2018	3,191,067	$6.14
Granted	4,211,600	4.11
Forfeited	(25,767)	6.02
September 30, 2019	7,376,900	$4.98

The per unit weighted average fair value of the performance share units granted during 2019 was $4.11 estimated on the grant date using a Monte Carlo simulation and Black-Scholes option pricing model with the following assumptions: share price of $3.23, average risk-free interest rate of 2.3%, average expected life of three years, expected volatility of 56%, and an expected dividend yield of nil. Included in net earnings (loss) for the three and nine months ended September 30, 2019 is an expense of $3.1 million (2018 - $1.5 million) and $8.5 million (2018 - $4.3 million), respectively.

NOTE 11. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount

Balance December 31, 2018	293,781,836	$2,322,280
Share repurchase	(4,738,905)	(8,183)
Balance September 30, 2019	289,042,931	$2,314,097

During the third quarter of 2019, the Toronto Stock Exchange (“TSX”) approved Precision’s application to implement a Normal Course Issuer Bid (“NCIB”). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 29,170,887 common shares, representing 10% of the public float of common shares at the time the NCIB was approved. The NCIB commenced on August 27, 2019 and will terminate no later than August 26, 2020. Purchases under the NCIB were made through the facilities of the TSX and the New York Stock Exchange and in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. Pursuant to the NCIB, 5 million common shares were purchased and cancelled as of September 30, 2019. Subsequent to the end of the quarter, Precision purchased and cancelled an additional 3 million common shares for $4 million.

NOTE 12. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net earnings (loss) - basic and diluted	$(3,534)	$(30,648)	$7,679	$(95,942)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2019	2018	2019	2018
Weighted average shares outstanding – basic	292,811	293,740	293,455	293,485
Effect of stock options and other equity compensation plans	—	—	6,213	—
Weighted average shares outstanding – diluted	292,811	293,740	299,668	293,485

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2018	$616,363	$(454,349)	$162,014
Other comprehensive income (loss)	(64,932)	50,081	(14,851)
September 30, 2019	$551,431	$(404,268)	$147,163

NOTE 14. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at September 30, 2019 was approximately $1,435 million (December 31, 2018 - $1,548 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2019 TRADING PROFILE

Toronto (TSX: PD)

High: $2.51

Low: $1.36

Close: $1.52

Volume Traded: 107,249,319

New York (NYSE: PDS)

High: US$2.08

Low: US$1.03

Close: US$1.14

Volume Traded: 65,596,700

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost share certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario, Canada M5J 2Y1

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Allen R. Hagerman, FCA

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Corporate Secretary

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com